

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 29, 2006

Mr. Fred George
Chairman and President
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5 Canada

>   **Re: Gammon Lake Resources Inc.**
>   **Form 40-F for the Year Ended December 31, 2005**
>   **Filed on April 3, 2006**
>   **File No. 001-31739**

Dear Mr. George:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Disclosure Controls and Procedures

1.   We note your statement that the chief executive officer and the chief financial officer have concluded disclosure controls and procedures as of December 31, 2005 were reasonably designed to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Please revise your disclosure to state, in clear and unqualified language, the conclusions

reached by your chief executive officer and the chief financial officer on the effectiveness of your disclosure controls and procedures. Please also revise to clarify, if true, that your officers concluded that your disclosures controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

Exhibit 3

Auditor's Report, page 2

2.   We note that your auditors' have disclosed that your consolidated financial statements as at July 31, 2005 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements. Please revise your filing to include the audit opinion of the other auditor. Refer to Rule 2-05 of Regulation S-X. Please also file a consent to use this report as an exhibit to your Form 40-F.

Financial Statements

3.   Please expand your disclosure to describe the nature of your inventory and how you account for it.

Note 16. Differences between Canadian and U.S. Generally Accepted Accounting Principles, page 24

a) Mineral Properties and Related Deferred Costs, page 27

4.   We note your disclosure that indicates your policy is to expense exploration expenses until such time as proven or provable reserves have been properly established. Please note that under U.S. GAAP, all exploration costs should be expensed as incurred regardless of the existence of reserves or the stage of development of the business enterprise. Please revise your U.S. GAAP financial statements and modify your policy accordingly.

e) Comprehensive Income, page 28

5.   Please disclose and tell us the amount of translation adjustments recorded for all periods presented pursuant to paragraph 13 of SFAS 52.

Engineering Comments

General

6.   Please insert a small-scale map showing the location and access to each property,
        as required by Instruction 3(B) to Item 102 of Regulation S-K. Note that SEC's
        EDGAR program now accepts Adobe PDF files and digital maps, so please
        include these maps in any amendments that are uploaded to EDGAR. It is
        relatively easy to include automatic links at the appropriate locations within the
        document to GIF or JPEG files, which will allow figures and diagrams to appear
        in the right location when the document is viewed on the Internet. For more
        information, please consult the EDGAR manual, and if additional assistance is
        required, please call Filer Support at 202-942-8900. We believe the guidance in
        would generally require maps and drawings with the following features:

        •   A legend or explanation showing, by means of pattern or symbol, every
            pattern or symbol used on the map or drawing.

        •   A graphical bar scale should be included. Additional representations of
            scale such as "one inch equals one mile" may be utilized provided the
            original scale of the map has not been altered.

        •   A north arrow.

        •   An index map showing where the property is situated in relationship to the
            state or province, etc., in which it was located.

        •   A title of the map or drawing, and the date on which it was drawn.

        •   In the event interpretive data is submitted in conjunction with any map,
            the identity of the geologist or engineer that prepared such data.

        Any drawing should be simple enough or of sufficiently large scale to clearly
        show all features on the drawing.

Annual Information Form, page 3 and Summary of Mintec Report, page 9

7.   In the last paragraph of page 3 you refer to "measured and indicated resources of
        5,097,000 ounces of gold equivalent, as well as an additional 5,687,000 ounces of
        gold equivalent in the inferred category." Note that resources should only be
        reported as "in place" tonnage and grade, and should not be disclosed as units of

product, such as ounces of gold or pounds of copper. Please remove this and
other similar reference from the filing.

Feasibility Study Executive Summary, page 6

8.   Please review and make the following changes to this page:

- Add the cutoff grade for Table 1-2 labeled as the "Ocampo Project
Underground Resource Estimate."

- Provide information as to the source of Table 1-4 labeled as "Ocampo Project
Open Pit Resource Estimate (1.0 g/t Cutoff)." This table is not found within
the feasibility study tables 8-1 through 8-9. Please also define whether this
table is inclusive or exclusive of the resources reported in Table 1-3 labeled as
"Ocampo Project Open Pit resource Estimate (0.30 g/t Cutoff)."

- The last paragraph on page 6 includes the statement "The mineral reserves
cited in tables 1-2 through 1-4 have been converted into mineral reserves."
Please review this statement. It appears that the phrase "The mineral
resources cited in tables 1-2 and 1-4 are inclusive of the mineral reserves"
may be more appropriate.

- Please identify tables 8-1 through 8-9, 8-10, 8-11, and 8-12 as separate tables
found in the feasibility study and not as part of the annual report form.

Summary of Mintec Report, page 10

9.   Please provide the cutoff grades for Tables 1.2 – PGR Open Pit Area Reserves
and Table 1.3 – PGR Open Pit Area Incremental Resources.

Management Discussion and Analysis, page 4

10.   We note that the cutoff grade listed in your reserve table is 3.0 g/t. It appears that
this value would apply to an underground mining operation and not an open pit.
Please review and correct as is necessary.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our

review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief